FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2012

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.
(Translation of registrant’s name into English)
El Golf 150
Fourteenth Floor
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....Ö.....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö..

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

ESSENTIAL FACT
Celulosa Arauco y Constitución S.A.
Securities Registry Registration No. 42

Santiago, April 26 2012

Mr.
Fernando Coloma Correa
Superintendent
Superintendency of Securities and Insurance
Avda. Libertador Bernardo O’Higgins 1449
PERSONAL DELIVERY

Dear Sir,

The undersigned, on behalf of the corporation named Celulosa Arauco y Constitución S.A., henceforth the “Company” or “Arauco”, both domiciled in the Metropolitan Region, Avenida El Golf No. 150, Floor 14, Las Condes borough, registered in the Chilean Securities Registry under No. 42, Chilean Tax Identification No. 93.458.000-1, hereby communicates the following material information in relation to the company and its business, pursuant to article 9 and subsection 2 of article 10,  both of Law No. 18,045, and the Regulation of General Application (Norma de Carácter General) No. 30, issued by this Superintendency:

As of the date hereof, the Company placed bonds in the local market; which were issued in book-entry and bearer form. Their most relevant conditions are the following:

1.  “P” Series Bonds, issued against the Company’s bond line approved by the Board on April 9, 2009, and registered in the Securities Registry of the Superintendency of Securities and Insurance under No. 588, on June 4, 2009. Likewise, the abovementioned series was approved by the Board on October 25, 2011, and it is recorded in Official Letter (Oficio) No. 30,212 of the abovementioned Superintendency, dated November 23, 2011.

This placement was made for an aggregate amount of 5,000,000 Unidades de Fomento (“UF”) for a 21-year term. Interest shall accrue as of November 15, 2011, and will be payable semi-annually on May 15 and November 15 of each year, commencing on May 15, 2012. The principal will be payable semi-annually in 22 installments, on May 15 and November 15 of each year, commencing on May 15, 2022 and continuing until November 15, 2032.

The bonds were issued with an interest rate of 3.88%.

The “P” Series Bonds shall accrue over the non-paid capital, denominated in UF, a coupon interest of 4% per year, compounded, accrued and calculated over the basis of two equal semesters of 180 days, equal to a rate of 1.9804% per semester.

2.  This series of bonds has a local risk classification of AA.

3. The underwriter in charge of this placement was IM Trust S.A., Corredores de Bolsa, a company with which there is no ownership relation.

4.  The spread obtained for the “P” Series over the bond issued by the Central Bank of Chile in UF (“BCU”) for 20 years was 110 basis points.

5.  Other relevant conditions of the bonds are the following:

i)  The “P” Series Bonds may be redeemed as of November 15, 2014.

ii)  The Bonds will have no collateral.

iii)  The use of proceeds arising from the abovementioned placement will be, approximately 70% to finance Arauco’s and/or its affiliates investments, and, approximately 30% to pay and prepay the Company’s and/or its affiliates short or long term liabilities, whether denominated in national or foreign currency.

It is estimated that the abovementioned bond placement shall have no significant effect on the company’s income statement.

Yours sincerely,

CELULOSA ARAUCO Y CONSTITUCION S.A.
Matías Domeyko Cassel
Chief Executive Officer

c.c.
- Santiago Stock Exchange (Bolsa de Comercio de Santiago). La Bolsa Nº 64, Santiago
- Chilean Electronic Stock Exchange (Bolsa Electrónica de Chile). Huérfanos 770, piso 14, Santiago
- Valparaíso Stock Exchange (Bolsa de Valores de Valparaíso). Casilla 218-V, Valparaíso
- Bondholders’ Representative (Representante de Tenedores de Bonos) (Banco Santander). Bandera 140, Santiago

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A. (Registrant)

Date: May 14, 2012	By: /s/ Matías Domeyko Cassel
Name: Matías Domeyko Cassel Title: Chief Executive Officer